VIA ELECTRONIC TRANSMISSION

May 6, 2015

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LONCOR RESOURCES INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA54179W1014

	CUSIP:	54179W101

2	Date Fixed for the Meeting:	June 25, 2015

3	Record Date for Notice:	May 26, 2015

4	Record Date for Voting:	May 26, 2015

5	Beneficial Ownership Determination Date:	May 26, 2015

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	NOT APPLICABLE

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" Rosa Vieira "
Senior Relationship Manager
Rosa.Vieira@tmx.com